Exhibit 99.3

PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to March 31, 2015 Condensed Consolidated Interim Statement of Financial Position

The following ratio, based on the Condensed Consolidated Interim Statement of Financial Position, is for the twelve month period then ended.

Twelve Months Ended March 31, 2015
Earnings coverage (1) (2)	3.1x

(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.

(2) The current calculation includes an adjustment to gross up preferred dividends utilizing Pembina’s effective tax rate.  The adjustment will be adopted on a prospective basis.